Exhibit 99.1

The Bank of Bermuda Limited

Memorandum

To	Mr. James McKirdy — Listing & Compliance Manager, The Bermuda Stock Exchange
From	Judith P. Doidge — Corporate Secretary
Date	13th December, 2002
Subject	Executive/Senior Management Re-structure

Dear James:

By way of information, please be advised that the Bank has made some changes in its senior management structure. The Executive of the Bank is currently made up of 30 heads of divisions and other senior managers. The Bank will reduce the size of this group into a smaller Executive Office comprising the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, and the Heads of the three business divisions of the Bank — Global Fund Services, Private Client Services, and Banking Services.

Members of the Executive Office have accountability for the day-to-day management of the Bank, with responsibility for the approval and implementation of strategy and operating plans, resource allocation, oversight of global businesses, and functional execution and performance. Henry Smith, Chief Executive Officer, is Chairman of the Executive Office and Philip Butterfield, Chief Operating Officer, is Deputy Chairman.

The Bank has also formed a Senior Management group which will be comprised of the Heads of the global divisions, the senior client relationship managers of the business divisions, and the senior Managing Directors from Europe and Asia. Members of this group comprise the key operating committees of the Bank — the Strategic Planning Committee, the Operating Committee, and the Risk Management Committee.